Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com

VIA Email & EDGAR

September 8, 2022

Alberto Zapata
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re:            The Lincoln National Life Insurance Company (“Lincoln”)
Lincoln PathBuilder Income® IRA
Initial Registration Statements on Form N-4
File No. 333-265679

Dear Mr. Zapata:

This letter provides our response to comments received by telephone on September 7, 2022, regarding the above-referenced filing. The attached blacklined documents reflect the changes we have made to address your comments. As outlined in this letter, we anticipate filing the pre-effective amendment on September, 16, 2022, along with a request to accelerate the effective date of the registration statement to September 21, 2022. These dates are contingent upon your approval of the registration statement.

1.
Withdrawal Amount. The first sentence of this paragraph states: “Guaranteed Annual Income withdrawals will continue under the Contract, using the same Guaranteed Annual income calculation and withdrawal percentages that were previously established and will not change.”  Please clarify the period of time this statement applies (i.e., for the life of the contract, etc).

Response: Clarification has been added to provide: “Guaranteed Annual Income withdrawals will continue under the Contract, using the same Guaranteed Annual income calculation and withdrawal percentages that were previously established and will not change for the duration of the contract.”

2.
Appendix A - Funds Available Under the Contract. The preamble states refers to “optional benefits.” You state elsewhere that there are no optional benefits under this contract, so this language is confusing.

Response: We have modified this sentence to read: “Investment Requirements related to the Guaranteed Withdrawal Benefit limit your ability to invest in certain Funds.” A corresponding change will be made in both the ISP and the USP.

We now believe the registration statement is complete. Accordingly, Lincoln and Lincoln Financial Distributors will file a request for acceleration of the effective date of the Registration Statement to September 21, 2022, or as soon thereafter as reasonably practicable.

We appreciate your attention to this filing, and your review and comments. Please call me at 860-466-2832 with any questions or additional comments.

Sincerely,

/s/ Nadine Rosin

Nadine Rosin

	Contract Value	Income Base
Initial Rollover Money $50,000	$50,000	$50,000
Valuation Date immediately prior to 1st Benefit Year anniversary	$54,000	$54,000
Valuation Date immediately prior to 2nd Benefit Year anniversary	$53,900	$54,000
Valuation Date immediately prior to 3rd Benefit Year anniversary	$57,000	$57,000
Valuation Date immediately prior to 4th Benefit Year anniversary	$64,000	$64,000
Withdrawal Amount. For Rider 1 , since the Guaranteed Annual Income effective date was established under the variable annuity contract under your former retirement plan, Guaranteed Annual Income withdrawals will continue under the Contract, using the same Guaranteed Annual Income calculation and withdrawal percentage that were previously established and will not change for the duration of the Contract . If the rider effective date is not the same as the Benefit Year anniversary date, you will receive only the amount of Guaranteed Annual Income remaining from your former contract for that Benefit Year until your next Benefit Year anniversary.
For Rider 2, you may request to begin Guaranteed Annual Income withdrawals by submitting a request to the Home Office. The Valuation Date the request is approved is the Guaranteed Annual Income effective date. At that time, you will elect either the single life option or the joint life option of the Guaranteed Withdrawal Benefit. After the Guaranteed Annual Income effective date, periodic withdrawals up to the Guaranteed Annual Income amount may be taken each Benefit Year for your lifetime (single life option) or the lifetimes of you and your spouse (joint life option) as long as the Guaranteed Annual Income amount is greater than zero. Guaranteed Annual Income withdrawals may be taken once you (single life option) or the younger of you and your spouse (joint life option) attain the age as set forth in the tables below and corresponds to the Guaranteed Annual Income rate table under your former retirement plan. If the Guaranteed Annual Income effective date does not occur on a Benefit Year anniversary, the Guaranteed Annual Income amount for the first year will be prorated based on the number of days remaining in that Benefit Year.
Upon the Guaranteed Annual Income effective date, the Guaranteed Annual Income percentage is calculated, based on your age (single life option) or the age of the younger of you and your spouse (joint life option) and the Guaranteed Annual Income rate table from the group annuity contract under your former retirement plan as reflected in either Table A or Table B below. If the entire Guaranteed Annual Income amount is not withdrawn during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.

Table A – Guaranteed Annual Income Percentages
Single Life Option		Joint Life Option
Age	Guaranteed Annual Income percentage	Age of spouse	Guaranteed Annual Income percentage
60 – 64	4.00%	60 – 64	3.50%
65 – 70	5.00%	65 – 70	4.50%
71+	6.00%	71+	5.50%

Table B – Guaranteed Annual Income Percentages
Single Life Option		Joint Life Option
Age	Guaranteed Annual Income percentage	Age of spouse	Guaranteed Annual Income percentage
55 – 59	0.00%	55 – 59	3.50%
60 – 64	0.00%	60 – 64	4.00%
65+	5.00%	65+	4.50%

Any changes to the rates in these Tables will be outlined in a supplement to the prospectus. Any adverse changes will not impact current Contractowners.
If the Contract Value is reduced to zero while receiving a Guaranteed Annual Income amount because of market performance or the Guaranteed Withdrawal Benefit charges, payments equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable). The remaining Income Base is not available as a lump sum withdrawal. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If the Income Base is reduced to zero due to an Excess Withdrawal the Guaranteed Withdrawal Benefit will terminate, and you will have no more rights or benefits under this Contract.
Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals will decrease the Contract Value.
22

Appendix A – Funds Available Under The Contract
The following is a list of funds currently available under the Contract. Investment Requirements related to the Guaranteed Withdrawal Benefit limit your ability to invest in certain funds. More information about the funds is available in the Fund’s prospectus, which may be amended from time to time and can be found online at www.lfg.com/VAprospectus. You can also request this information and current fund performance at no cost by calling 1-800-234-3500 or by sending an email request to CustServSupportTeam@lfg.com.
The current expenses and performance information below reflects fees and expenses of the Fund, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each fund’s past performance is not necessarily an indication of future performance.
Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2021)
			1 year	5 year	10 year
Long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed- income securities.	American Century VP Balanced Fund - Class II	1.06%[2]	15.48%	11.06%	N/A
Long-term capital growth, income is secondary objective.	American Century VP Large Company Value Fund - Class II	0.87%[2]	21.53%	10.07%	11.85%
Long-term capital appreciation.	Delaware VIP® Emerging Markets Series - Service Class[3]	1.48%[2]	-3.13%	11.70%	6.84%
Capital Appreciation.	Delaware VIP® Small Cap Value Series - Service Class[3]	1.05%	34.01%	9.22%	11.78%
Long-term growth of capital.	Invesco V.I. EQV International Equity Fund - Series II Shares	1.14%	5.61%	9.90%	7.82%
A balance between a high level of current income and growth of capital, with an emphasis on growth of capital. A fund of funds.	LVIP American Balanced Allocation Fund - Service Class	0.92%[2]	10.24%	10.39%	8.71%
A balance between a high level of current income and growth of capital. A fund of funds.	LVIP American Global Balanced Allocation Managed Risk Fund - Service Class	0.94%	8.97%	8.39%	N/A
Long-term growth of capital. A master- feeder fund.	LVIP American Global Growth Fund - Service Class II	1.15%	16.02%	19.26%	15.23%
Growth of capital. A master-feeder fund.	LVIP American Growth Fund - Service Class II	0.94%	21.58%	24.98%	19.28%
Long-term growth of capital and income. A master-feeder fund.	LVIP American Growth-Income Fund - Service Class II	0.89%	23.69%	15.99%	15.01%
A high level of current income with some consideration given to growth of capital. A fund of funds.	LVIP American Income Allocation Fund - Service Class	0.92%[2]	7.01%	8.15%	6.72%
Long-term growth of capital. A master- feeder fund.	LVIP American International Fund - Service Class II	1.17%	-1.84%	9.22%	7.73%
Capital Appreciation.	LVIP Baron Growth Opportunities Fund - Service Class	1.14%[2]	18.72%	21.55%	16.57%
High total investment return.	LVIP BlackRock Global Allocation Fund - Service Class	0.98%[2]	7.31%	N/A	N/A
Total return through a combination of current income and long-term capital appreciation.	LVIP BlackRock Global Real Estate Fund - Service Class	1.04%[2]	27.69%	9.43%	8.56%
A-1